Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: May 10, 2021

Matterport Accelerates Past Five Million Spaces Under Management

Customers are rapidly bringing buildings and spaces online to access, manage, and utilize them more effectively than ever before.

SUNNYVALE, Calif. – Matterport, Inc., the leading spatial data company driving the digital transformation of the built world, today announced that hundreds of thousands of customers around the world have brought five million buildings and spaces online with its market leading platform to more effectively access, manage and utilize them. Over 15 billion square feet of space, more than five times the number of buildings in New York City, have been transformed into Matterport digital twins — everything from homes, offices, schools, factories, retail stores, hotels, apartments, vacation properties, museums, galleries, yachts and even aircraft. Digital engagement has been rapidly increasing with more than 2 billion views of digital twins served from all over the world. The number of Matterport digital twins has more than doubled since May 2020, fueled by a string of innovations and more accessible solutions for everyone, including the freely available Matterport for iPhone.

Matterport makes it easy for anyone to quickly capture a physical space and turn it into an accurate and immersive digital twin, unlocking a powerful new way for businesses and other users to manage their spaces, virtually collaborate with colleagues, and engage with customers without going onsite.

•	Architecture, engineering and construction firms like Burns & McDonnell shave months off of projects with accelerated decision making and project management.

•	Retailers like Herman Miller produce immersive experiences that engage customers and increase sales.

•

Residential real estate companies like Engel & Volkers provide virtual access to all of their listings. In a recent study with Redfin, 78% of buyers chose to view properties virtually with 3D tours and 71% said they would buy a property sight-unseen.

•

Amazing museums like Handel & Hendrix in London or historical sites like the spectacular Pharaoh Ramesses VI Tomb in Egypt allow visitors around the world to explore them anytime and at their own pace in stunning clarity and detail.

•	Schools like the Van Maerlant provide students and parents a virtual way to understand how the school is preparing for reopening post-COVID, bringing great comfort and confidence to their communities.

•	Restoration companies like ATI and Belfor can estimate losses four times faster with a dimensionally-accurate, high-fidelity digital twin of the impacted space.

•

Global commercial real estate firms like Savills not only show properties more efficiently, but help clients plan and optimize them for return-to-work initiatives. Office spaces like the Freedom Tower in New York City can be virtually-staged based on social distancing guidelines.

“Matterport digital twins are compelling and facilitate conversations among stakeholders across regions,” says Patrick McGrath, CIO at Savills. “Even when everyone is local, Matterport reduces the time it takes to understand a property—from multiple days and site visits to a couple of hours on a call.” McGrath adds that these benefits won’t end with the pandemic, and Savills will continue to use Matterport in multiple ways to serve their clients. “Frankly, in today’s environment, I don’t see how an advisor can have an effective conversation about real estate without Matterport.”

“Matterport is fundamentally changing our understanding of the buildings and spaces in which we live, work, and play, by turning them into data. Digitizing a space unlocks new ways to engage, access, manage, and use it even when it’s on the other side of the world from us,” said RJ Pittman, CEO of Matterport. “Real estate, in all its forms, is the largest asset class in the world, with an estimated value of over $230 trillion yet still remains largely offline. Today’s milestone reflects the enormous scale advantage that we have worked hard to achieve over the past decade. Digitizing the built world with our velocity and precision takes unprecedented science and data to accomplish successfully. Driven by our big innovations still to come and the sheer magnitude of the offline world, we are just scratching the surface of arguably the biggest opportunity of the next decade.”

With over two billion virtual views of Matterport digital twins and tens of millions of digital measurements taken to date, adoption of the company’s digital twins continues to proliferate across the globe. Homeowners can confirm whether new furniture will fit before making a purchase, and planners can collaborate online to arrange spaces for a safe return to schools and workspaces. Travel time and expenses are reduced and convenience is increased with Matterport’s powerful tools for viewing, measuring, customizing, space planning and collaborating — all accessible online from any device anywhere in the world.

Last week, the Matterport Capture app was made available to billions of Android customers in 175 countries, dramatically expanding Matterport’s market reach. Now, an additional 85% of the global smartphone installed base can connect their devices to the Matterport Pro2 camera and a variety of 360 cameras from Ricoh and Insta360. In addition, the company announced that it has expanded the capabilities of Matterport Capture Services™, an online services platform that delivers a convenient turnkey solution for enterprises that need to digitize tens of thousands of real estate assets globally, simultaneously and with speed. All of these innovations accelerate Matterport’s rapid global expansion and further establishes the company as the ubiquitous provider of 3D capture solutions.

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

In February 2021, Matterport announced that it has entered into a definitive agreement to enter into a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, that will result in Matterport becoming a publicly listed company. Upon closing of the proposed business combination, the combined company will be named “Matterport, Inc.” and intends to remain listed on NASDAQ under the ticker symbol “MTTR.”

@2021 All rights reserved. Matterport is a registered trademark of Matterport, Inc., and Matterport Capture Services is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

Matterport Media Contact:

Naomi Little

Global Communications Manager

press@matterport.com

+44 203 874 6664

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.